                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           NATIONAL DIAGNOSTICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   635641 103
                                 (CUSIP Number)

                               CURTIS L. ALLISTON
                           755 WEST BRANDON BOULEVARD
                             BRANDON, FLORIDA 33511
                                 (813) 661-9501

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                 MARCH 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note. Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  635641 103                  13D                     Page 2 of 6 Pages


--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                       AMERICAN ENTERPRISE SOLUTIONS, INC.

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  2  Check the Appropriate Box if a Member of a Group                  (a)  [ ]
     (See Instructions)                                                (b)  [ ]

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  3  SEC Use Only

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  4  Source of Funds (See Instructions)

                                       WC

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  5  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)

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  6  Citizenship of Place of Organization

                                     FLORIDA

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          Number of           7    Sole Voting Power
           Shares                                           5,786,570
        Beneficially        ----------------------------------------------------
          Owned by            8    Shared Voting Power
            Each                                                  -0-
         Reporting          ----------------------------------------------------
        Person With           9    Sole Dispositive Power
                                                            5,786,570
                            ----------------------------------------------------
                             10    Shared Dispositive Power
                                                                  -0-
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,786,570

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 12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
     (See Instructions)

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 13  Percent of Class Represented by Amount in Row (11)

                                     65.16%

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 14  Type of Reporting Person (See Instructions)

                                       CO

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

CUSIP NO.  635641 103                  13D                     Page 3 of 6 Pages


ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock ("Common Stock") of National Diagnostics, Inc. (the "Issuer").

                              NATIONAL DIAGNOSTICS, INC.
                              755 West Brandon Boulevard
                              Brandon, Florida 33511

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by the following corporation:

          NAME:                     American Enterprise Solutions, Inc. ("AES")

          STATE OF
          ORGANIZATION:             Florida

          PRINCIPAL
          BUSINESS:                 The acquisition of seasoned and profitable
                                    high growth firms with operations and
                                    facilities to create community healthcare delivery systems. These systems are designed to provide comprehensive delivery of all healthcare services while electronically interactively linking with AES's proprietary internet-intranet and virtual network gateways.

          ADDRESS OF
          PRINCIPAL
          BUSINESS:                 6313 Johns Road, Suite 201
                                    Tampa, Florida 33634

          (a)  Not applicable
          (b)  Not applicable
          (c)  Not applicable
          (d)  No
          (e)  No
          (f)  Not applicable

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to the terms and conditions of a stock purchase agreement (the "Stock Purchase Agreement") dated March 19, 1998 by and between the Issuer and AES, on March 27, 1998 the Issuer sold 500,000 shares of its preferred stock (the

CUSIP NO.  635641 103                  13D                     Page 4 of 6 Pages


          "Preferred Stock") to AES. The consideration for the shares of Preferred Stock was $2,000,000 worth of marketable securities. The source of this consideration was marketable securities (Halis, Inc. (OTC BB: HLIS)) owned by AES.

               The shares of Preferred Stock are convertible into shares of Common Stock at the rate of 44.11 shares of Common Stock per share of Preferred Stock.

               On March 27, 1998, AES exercised its right of conversion and converted 131,185 shares of Preferred Stock into 5,786,570 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

               AES acquired the shares of Common Stock in keeping with the Stock Purchase Agreement and a Merger Agreement (the "Merger Agreement") dated February 23, 1998 by and between the Issuer and AES, pursuant to which AES is expected to be merged (the "Merger") with and into the Issuer, and the Issuer will be the surviving corporation (the "Surviving Corporation").

                    (a) In conjunction with the Merger, AES is expected to convert its remaining holding of 368,815 shares of Preferred Stock into 16,268,430 shares of Common Stock. The Issuer's Articles of Incorporation will have to be amended to provide for the issuance of these additional shares of Common Stock. Upon consummation of the transaction, AES will own an aggregate of 87.7% of the issued and outstanding shares of the Issuer's Common Stock.

                    (b) AES's acquisition of the shares of Common Stock is in keeping with the terms and conditions of a pending transaction pursuant to which AES will be merged with and into the issuer.

                    (c)  Not applicable.

                    (d) On March 30, 1998 Mr. Charles Broes and Mr. C.C. Nucklos, Ph.D, were appointed as directors of the Issuer. Mr. Broes is a director and the CEO of AES. Dr. Nucklos is a director and the Executive Vice President of AES. Upon completion of the Merger, the Board of Directors of AES will become the Board of Directors of the Issuer.

                    (e)  Not applicable.
                    (f)  Not applicable.
                    (g)  Not applicable.
                    (h)  Not applicable.
                    (i)  Not applicable.

CUSIP NO.  635641 103                  13D                     Page 5 of 6 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by AES. The information (herein pertaining to the Issuer's issued and outstanding Common Stock is as of April 6, 1998, at which time there were 8,880,000 outstanding shares of the Issuer's Common Stock.

               Title of            Aggregate Amount of             Percentage of
                Class              Beneficial Ownership               Class
                -----              --------------------               -----
               Common                    5,786,570                    65.16


               (b) The number of shares as to which AES has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

               (i) Sole Voting Power. AES has sole voting power with respect to 5,786,570 shares of Common Stock beneficially owned.

               (ii) Shared Voting Power. AES does not hold any Common Stock with shared voting power.

               (iii) Sole Dispositive Power. AES has sole power to dispose or to direct the disposition with respect to 5,786,570 shares of Common Stock beneficially owned.

               (iv) Shared Dispositive Power. AES does not share power to dispose or to direct the disposition of shares of Common Stock.

               (c)  Not applicable.
               (d)  Not applicable.
               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

CUSIP NO.  635641 103                  13D                     Page 6 of 6 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Incorporation of Certain Documents by Reference

               The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference:

                    The Merger Agreement referred to in Item 4 of this
               Information Statement was previously filed as Item 7, Exhibit
               (c), pages 1 through 44, of the Issuer's Form 8-K filed with the Commission on March 10, 1998.

                    The Stock Purchase Agreement referred to in Items 3 and 4 of this Information Statement was previously filed as Exhibit 10.50, pages 1 through 15, of the Issuer's Form 8-K filed with the Commission on April 10, 1998.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 28, 1998                       American Enterprise Solutions, Inc.

                                            By: /s/  Charles Broes
                                               ---------------------------------
                                               Charles Broes, CEO